Mail Stop 4561

November 20, 2006

Steven Goldman
President and Chief Executive Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, Washington 98121

> **Re:** **Isilon Systems, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed November 9, 2006**
> **File No. 333-137078**

Dear Mr. Goldman:

We have reviewed your amended registration statement and have the following comments. Please note that the page references below refer to the marked version of Amendment No. 2 provided to us by your counsel.

Form S-1/A

Risk Factors, page 7

We rely on value-added resellers…, page 10

1.   We note from your response to prior comment 7 of our letter dated October 26, 2006, that Computer Design and Integration, LLC markets and distributes your systems to Comcast Corporation and accounted for 14% of your total revenues for the nine months ended September 30, 2006. Supplementally tell us about your contractual relationship with Comcast and this distribution partner. Tell us whether your contractual relationship is with Comcast or solely with Computer Design and Integration. Please describe these relationships in detail. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 33

2.   Please continue to provide us with updates to the information requested in prior comment number 10 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

3.   In response to prior comment 50 in your letter dated October 10, 2006, the Company indicated that the fair value of the common stock in May 2005 was determined to be $0.19 per share and this value appears to be the basis for all your options granted through October 2005. It appears that this May 2005 valuation was based on the fair value of the Company's Series D preferred stock issuance in the same period taking into consideration the "significant difference in the value between the Series D preferred shares and the underlying common stock due to the preferences of the preferred stock as compared to the common stock", specifically the dividend rights and liquidation preferences. Please explain and quantify how you valued the Series D preferences in determining that the fair value of the common stock should be discounted approximately 80% from the fair value of the Series D preferred stock. Also, tell us how you considered footnote 4 and paragraph 131 of the Practice Aid in your valuation of common stock based on recent preferred stock issuances.

4.   We note that for certain valuations (i.e. December 31, 2005 and April 2, 2006) Duff and Phelps used the median multiples to arrive at market approach valuation yet for other valuations (i.e. July 2, September 4 and October 1, 2006) they relied solely on the market multipliers of Network Associates in calculating the market approach valuation. Please explain. Also, describe the qualitative and quantitative characteristics that were considered in selecting each of the comparable companies used in your analysis.

5.   We note several references to the "contemporaneous" valuations performed by Duff & Phelps. Your use of the phrase contemporaneous valuation in the context of your stock-compensation discussion is confusing as it appears to imply that the independent valuations were performed at the same time the option grants were made. Please revise the filing to remove the reference to contemporaneous as it relates to the independent valuation and to clarify, if true, that the ad hoc committee of the Board of Directors performed a contemporaneous valuation using the independent valuation as a basis for their valuation.

Steven Goldman
Isilon Systems, Inc.
October 20, 2006
Page 3

6.   In addition, please revise your disclosures to include a discussion of the factors that contributed to the increase in the fair value of the Company's common stock at <u>each valuation date</u> as discussed in your response (i.e. increase in revenues, significant new customers, advances in product development, increase in channel partners and channel revenue, etc.).

7.   Revise to disclose in MD&A the fair value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in this registration statement. See paragraph 180 of the Practice Aid.

8.   We note your disclosure on page 34 where you state the stock options "granted since February 2006 had an exercise price less than the subsequently estimated fair value of the common stock at the date of grant as determined under SFAS 123(R) and, accordingly, the <u>intrinsic value</u> of these awards is included as part of the options' SFAS 123(R) fair value determination." SFAS 123(R) requires that options and similar instruments will be estimated using option-pricing models. Please explain why the intrinsic value would be used in determining the fair value of the options pursuant to SFAS 123R as we note that the Company calculates the fair value using the Black-Scholes option pricing model, which does not use the intrinsic value as one of the input assumptions. Please explain or revise accordingly.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (206) 883-2699</u>
         Craig Sherman, Esq.
         Mark L. Handfelt, Esq.
         Wilson Sonsini Goodrich & Rosati
         Telephone: (206) 883-2500